                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                        PACE HEALTH MANAGEMENT SYSTEMS
                  ------------------------------------------
                               (Name of Issuer)

                            COMMON STOCK & WARRANTS
             -----------------------------------------------------
                        (Title of Class of Securities)

                                   693723108
                    ---------------------------------------
                                (CUSIP Number)


- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                 June 20, 1995
      ------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))


                               Page 1 of 5 Pages

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
      693723108                                            Page 2 of 5 Pages
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Investment Advisers, Inc.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Minneapolis
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER              (SEE ITEM 5.a)
                     7
     NUMBER OF
                          715,501
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          715,501
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      715,501
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.882%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH PAGES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.
- ----------------------------

This statement on Schedule 13D relates to the Common Stock, par value $.01 (the "Common Stock") of PACE HEALTH MANAGEMENT SYSTEMS, 1025 Ashworth Rd, Suite 420,
W. Des Moines, IA 50265.

ITEM 2.  IDENTITY AND BACKGROUND.
- --------------------------------

(a)  Name: Investment Advisers Inc.
(b)  Principal Business Address: 3700 First Bank Place, Minneapolis, MN 55440
(c)  Place of Organization: Minneapolis
(d)  Principal business: development, Investment Adviser
(d)  Convictions in the last 5 years: None.
(e)  Securities law violations in the last 5 years: None.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
- ----------------------------------------------------------

Affiliate--AF Investment Advisers, Inc. purchased 60,000 Common on 4/27/95 @ 5.028/Sh for $301,680. Purchased 30,000 Common on 6/20/95 @ 5.00/Sh for
$150,000. No funds were borrowed from any source to purchase these shares.

ITEM 4.  PURPOSE OF TRANSACTION.
- -------------------------------

The purpose of IAI's acquisition of the shares of the Issuer is for investment considerations. IAI has no present intention of exerting control over the business or assets of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
- ---------------------------------------------

(a) IAI beneficially owns 671,861 shares of common stock representing 15.99% of the issuer.

     IAI beneficially owns 43,640 warrants convertible into 43,640 shares of common stock representing 14.41% of the total warrants outstanding of 302,785.

     IAI beneficially owns 715,501 shares (671,861 common plus 43,640) representing 15.882% of total shares outstanding on a fully diluted basis.

(b) Number of shares with sole voting and disposition power: 715,501 shares of Common Stock, $.01 par value.

(c)  Transactions affected in last 60 days: Two (See Description Item #3)

(d)  N/A

(e)  N/A


                               Page 3 of 5 Pages

ITEMS 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
- -------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
- ---------------------------

N/A

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
- -----------------------------------------

None.


                               Page 4 of 5 Pages

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated:  June 28, 1995
                                    Investment Advisers, Inc.


                                      /s/ Kelly Thomas Coughlin
                                    -------------------------------------
                                    Kelly Thomas Coughlin
                                    Vice President,
                                    Director of Compliance


                               Page 5 of 5 Pages